UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )

MANAKOA SERVICES COMPANY

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

561721101

(CUSIP Number)

Carole Wright

UTEK Corporation

2109 E. Palm Avenue

Tampa, FL 33605

813-754-4330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 561721101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) UTEK CORPORATION 59-3603677
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 134,466,182*
8. Shared Voting Power
9. Sole Dispositive Power 134,466,182*
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 134,466,182*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 72.37%*
14.	Type of Reporting Person (See Instructions) CO

*	As of November 16, 2007, UTEK was the record owner of 7,799,515 shares of common stock of Manakoa Services Company, the record owner of 95,000 shares of Series A convertible preferred stock of Manakoa Services Company that would be convertible after January 4, 2008 into approximately 126,666,667 shares of Manakoa Services Company common stock assuming that the average of the closing prices for the Manakoa Services Company common stock for the 10 trading days prior to the conversions of the stock was $.03 per share, which was the market price of the common stock on November 16, 2007. All of such shares of common stock (134,466,182 shares) would constitute approximately 72.37% of the 185,812,521 shares of common stock that would be outstanding after the conversion of such convertible preferred stock (based on the number of shares outstanding as contained in the most recently available filings with the Commission by Manakoa Services Company). UTEK has the sole power to vote and dispose of all of such shares.

CUSIP No. 561721101

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $.001 per share (the “Common Stock”), of Manakoa Services Company, a Nevada corporation. The address of the principal executive offices of Manakoa Services Company is 7203 W. Deschutes Avenue, Suite B, Kennewick, WA 99336

Item 2.	Identity and Background

This statement on Schedule 13D (this “Statement”) is being filed by UTEK Corporation, a Delaware corporation (“UTEK”). UTEK is a publicly-held specialty finance company focused on technology transfers. UTEK's services enable companies to acquire innovative technologies from universities and research laboratories worldwide. UTEK facilitates the identification and acquisition of external technologies for clients in exchange for their equity securities. In addition, UTEK offers companies the tools to search, analyze and manage university intellectual properties. UTEK is a business development company with operations in the United States, United Kingdom and Israel. UTEK’s principal business office is located at 2109 E. Palm Avenue, Tampa, Florida 33605.

To the best of UTEK’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of UTEK:

(1) name;

(2) business address;

(3) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4) citizenship.

During the last five years, neither UTEK nor, to the best of UTEK’s knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On April 5, 2004 UTEK entered into a Strategic Alliance Agreement with Manakoa Services Company, pursuant to which UTEK agreed to perform certain services for Manakoa Services Company during the subsequent 12-month period, relating to the identification and acquisition of new technology, in consideration of a payment of 150,000 shares of the common stock of Manakoa Services Company. Such shares were delivered in advance and earned ratably over the 12-month period.

CUSIP No. 561721101

On August 4, 2004, UTEK entered into an Agreement and Plan of Acquisition pursuant to which it received 1,900,000 shares of common stock of Manakoa Services Company in connection with the sale its wholly-owned subsidiary, Advanced Cyber Security, Inc. (“ACS”), to Manakoa Services Company. At the time of the sale, ACS held $200,000 in technology licensed from Battelle Northwest.

On September 24, 2004, UTEK received 500,000 shares of common stock in a private placement transaction with Manakoa Services Company.

June 30, 2005, UTEK entered into an Agreement and Plan of Acquisition pursuant to which it received 5,097,561 shares of common stock of Manakoa Services Company in connection with the sale its wholly-owned subsidiary, Vigilant Network Technologies, Inc. (“VNT”), to Manakoa Services Company. At the time of the sale, VNT held $580,000 in cash and technology licensed from The University of California.

On June 14, 2006 UTEK entered into a Strategic Alliance Agreement with Manakoa Services Company, pursuant to which UTEK agreed to perform certain services for Manakoa Services Company during the subsequent 12-month period, relating to the identification and acquisition of new technology, in consideration of a payment of 923,077 shares of the common stock of Manakoa Services Company. shares were delivered in advance and earned ratably over the 12-month period. The agreement was subsequently cancelled on April 23, 2007 and the 133,591 unearned shares were returned to Manakoa.

On January 4, 2007, UTEK entered into an Agreement and Plan of Acquisition pursuant to which it received 95,000 shares of Series A convertible preferred stock of Manakoa Services Company in connection with the sale its wholly-owned subsidiary, Infinite Identification Technologies, Inc. (“IIT”), to Manakoa Services Company. At the time of the sale, IIT held $400,000 in cash and technology licensed from Los Alamos National Laboratory. The 95,000 shares of Series A preferred stock are convertible into $3,800,000 worth of common shares of Manakoa Services Company at the option of UTEK at any time after January 4, 2008 with such stock being valued based on the average of the closing prices for the Manakoa Services Company common stock for the 10 trading days prior to the conversion of the stock.

UTEK has no present plans or proposals relating to Manakoa Services Company which relate to or would result in:

(a)	The acquisition by any person of additional securities of Manakoa Services Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Manakoa Services Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of Manakoa Services Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of Manakoa Services Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No. 561721101

(e)	Any material change in the present capitalization or dividend policy of Manakoa Services Company;

(f)	Any other material change in Manakoa Services Company’s business or corporate structure including but not limited to, if Manakoa Services Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in Manakoa Services Company’ charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Manakoa Services Company by any person;

(h)	Causing a class of securities of Manakoa Services Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of Manakoa Services Company becoming eligible for termination of registration pursuant to Section 12(g)(4)of the Act; or

(j)	Any action similar to any of those enumerated above.

UTEK intends to sell the shares of common stock it presently holds, and those into which it converts the preferred stock of Manakoa Services Company in the future, as permitted under SEC Rule 144 and as market conditions permit.

Item 4.	Purpose of Transaction

See Item 3 above.

Item 5.	Interest in Securities of Manakoa Services Company

As of November 16, 2007, UTEK was the record owner of 7,799,515 shares of common stock of Manakoa Services Company and the record owner of 95,000 shares of Series A convertible preferred stock of Manakoa Services Company that would be convertible after January 4, 2008 into approximately 126,666,667 shares of Manakoa Services Company common stock assuming that the average of the closing prices for the Manakoa Services Company common stock for the 10 trading days prior to the conversions of the stock was $0.03 per share, which was the market price of the common stock on November 16, 2007. All of such shares of common stock (134,466,182 shares) would constitute approximately 72.37% of the 185,812,521 shares of common stock that would be outstanding after the conversion of such convertible preferred stock (based on the number of shares outstanding as contained in the most recently available filings with the Commission by Manakoa Services Company). UTEK has the sole power to vote and dispose of all of such shares. UTEK has the sole power to vote and dispose of all of such shares.

In the past 60 days, there were no transactions in the shares of Manakoa Services Company by UTEK or any of its officers or directors.

CUSIP No. 561721101

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Manakoa Services Company

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Manakoa Services Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

The following documents are attached hereto as exhibits:

Exhibit No.:

7.1	Strategic Alliance Agreement between UTEK Corporation and Manakoa Services Company, Inc., dated April 5, 2004.

7.2	Agreement and Plan of Acquisition, dated August 4, 2004, among Advanced Cyber Security, Inc., UTEK Corporation and Manakoa Services Company, Inc.

7.3	Private Placement Memorandum between UTEK Corporation and Manakoa Services Company.

7.4	Agreement and Plan of Acquisition, dated June 30, 2005, among Vigilant Network Technologies, Inc., UTEK Corporation and Manakoa Services Company, Inc.

7.5	Strategic Alliance Agreement between UTEK Corporation and Manakoa Services Company, Inc., dated June 14, 2006.

7.6	Agreement and Plan of Acquisition between Infinite Identification Technologies, Inc., UTEK Corporation, and Manakoa Services Corporation, dated January 4, 2007.

CUSIP No. 561721101

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2007

/s/ Carole R. Wright, CFO
Signature

Carole R. Wright, CFO
Name/Title

CUSIP No. 561721101

SCHEDULE I

NAME	WORK ADDRESS	OCCUPATION	CITIZENSHIP
Stuart Brooks, M.D.	University of South Florida 13201 Bruce B. Downs Blvd. Tampa, FL 33612	Professor of Medicine & Director of NIOSH Education & Research Center at USF	US

Arthur Chapnik	500 East 77th Street, #1826 New York, NY 10162	President, Harrison McJade & Co., Ltd.	US

Clifford M. Gross, Ph.D.	UTEK Corporation 2109 E. Palm Avenue Tampa, FL 33605	Chairman & Chief Executive Officer of UTEK	US

Kwabena Gyimah-Brempong	USF – Economics Dept. 4202 E. Fowler Avenue, BSN3403 Tampa, FL 33620	Chairman & Professor of Economics USF School of Business	US

Holly Callen Hamilton	Callen & Associates Financial Assoc. 7903 Wyoming Court Minneapolis, MN 55438	President, Callen & Associates Financial Services, Inc.	US

Rt. Hon. Francis Maude	25 Victoria Street London, SW1H 0DL United Kingdom	Member of Parliament and Chairman of the Conservative Party	United Kingdom

John J. Micek III, J.D.	300 Hamilton Avenue, 4th Floor Palo Alto, CA 94301	Managing Director, Silicon Prairie Partners, LP	US

Sam I. Reiber, J.D.	2109 E. Palm Avenue Tampa, FL 33605	Attorney at Law (VP and General Counsel for UTEK)	US

Keith A. Witter, J.D.	423 3rd Avenue SE Rochester, MN 55904	President, FFP Investment Advisors, Inc.	US